Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* / *Fax:*	1 202 94 22 990 / 1 202 94 29 624
Contact name:	[redacted] Marciniak ...estor Relations	*Phone:* / *Fax:*	(48 76) 84 78 280 / (48 76) 84 78 205

...ent also provided to required statutory authorities

02055343

Date: 11 October 2002

Number of pages (including this one): 2

SUPPL

Current report 62/2002

The Management Board of KGHM Polska Miedź S.A. hereby announces a change to the financial forecast of KGHM Polska Miedź S.A. for the year 2002 as provided on 8 February 2002 (current report 8/2002). The new financial forecast of Company results is as follows:

Revenues from the sale of products, goods and materials	**PLN 4 568 MLN**
Net profit	**PLN 141 MLN**

Significant assumptions comprising this forecast:
1. Macroeconomic factors
- average annual electrolytic copper quotations: 1 542 USD/tonne
- average annual metallic silver quotations: 148 USD/kg
- average annual foreign exchange rate: 4.12 PLN/USD
2. Internal factors
- electrolytic copper production: 509 thousand tonnes
- metallic silver production: 1 170 thousand kg
- total unit production cost of electrolytic copper: 1 560 USD/tonne

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

The above assumptions are based on the adjusted "Technical-Economic Plan for 2002" approved by the Supervisory Board of the Company on 10 October 2002.

This adjustment to the forecast is based on the results achieved by the Company for the year to date and on the assumptions for the fourth quarter of 2002.

Given worse than assumed macroeconomic conditions (copper prices and the exchange rate), the Company assumes it will achieve better results mainly due

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

to higher production of electrolytic copper and of silver, to the sale of blister copper and concentrate and to favourable results on hedging transactions.

Legal basis:
(§5, section 1, point 34 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

PREZES ZARZĄDU
Stanisław Speczik